

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Mr. Jason Weber
Chief Executive Officer
Kiska Metals Corporation
575-510 Burrard St
Vancouver, B.C., V6C 3A8
Canada

Re: **Kiska Metals Corporation**

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Response Letter Dated February 3, 2011

File No. 000-31100

Dear Mr. Weber:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Mr. Jason Weber
Kiska Metals Corporation
April 26, 2011
Page 2

<u>Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010</u>

<u>Change in Registrant's Certifying Accountant, page 116</u>

1.   We note your response to our prior comments two through six refer to your proposed second amended transition report on Form 20-F/A-2. However, it does not appear that such support was provided with your response. Please either amend your filing or provide us with a sample of your proposed disclosure regarding changes in your certifying accountant so that we may fully evaluate your response to our prior comments two through six. Please limit your response to the disclosure related to our comment and do not furnish us with a draft of your entire amended filing.

<u>Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010</u>

<u>Controls and Procedures, page 84</u>

2.   We note your response to our prior comments eight and nine. Please tell us whether you believe this restatement was the result of i) a prior period error, or ii) a change in accounting policy, or iii) a change in accounting estimate, as those terms are defined in the CICA Accounting Handbook Section 1506.05 (Part V, pre-changeover accounting standards). Please explain the basis for your conclusion. To the extent you believe your restatement was the result of a prior period error, please expand your disclosure in accordance with our prior comments eight and nine from our letter dated December 30, 2010, or tell us why you believe a restatement of a prior period error is not indicative of a material weakness in your internal control over financial reporting and your disclosure controls and procedures. Refer to paragraphs 69 and 90 of Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

<u>Report of Independent Registered Chartered Accountants, page 91</u>

3.   We note your response to our prior comment nine refers to your proposed second amended transition report on Form 20-F/A-2. However, it does not appear that such support was provided with your response. Please either amend your filing or provide us with the audit reports you intend to file so that we may fully evaluate your response to our prior comment. Please limit your response to the disclosure related to our comment and do not furnish us with a draft of your entire amended filing.

Note 1 – Organization and Operations – Operations and Basis of Consolidation, page 98

4.   We note your response to our prior comment 12. Pursuant to Rule 12g-3(f), you were required to file a Form 8-K (or its equivalent) indicating the paragraph of Rule 12g-3 you were relying upon. Please tell us why you did not file a Form 6-K under the EDGAR Form type 8-K12G3 announcing the merger and Kiska's/Geoinformatics's succession to Rimfire's Section 12 registration. Please note that upon the filing of such form, a new file number is generated for the successor company, and you should not continue to use the predecessor's file number. Please refer to question 150.01 of the Compliance and Disclosure Interpretations for the Exchange Act Rules, which can be found at the following website:
http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Closing Comments

        You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                Sincerely,

                                Mark C. Shannon
                                Branch Chief